UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

ICICI Bank Limited is in receipt of a compounding order dated November 25, 2025 (received today at 5:52 p.m.) from the Reserve Bank of India. The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the relevant SEBI Circular are enclosed herewith as Annexure.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

1.	Name of the authority	Reserve Bank of India, Foreign Exchange Department, Ahmedabad
2.	Nature and details of the action(s) taken, initiated or order(s) passed	Direction to pay a sum of lNR 22,73,554/-(Rupees Twenty Two Lakhs Seventy Three Thousand Five Hundred and Fifty Four only)
3.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	November 26, 2025
4.	Details of the violation(s)/contravention(s) committed or alleged to be committed

•    Delay in filing Form FCGPR and Form FCGPR Part B within the prescribed timelines in some instances;

•    Receipt of funds through ineligible mode of payment in some instances of ESOP allotment to Non-residents; and

•    Delay in filing of Annual Return of the Foreign Liabilities and Assets for five financial years.

5.	Impact on financial, operation or other activities of the Bank, quantifiable in monetary terms to the extent possible	lNR 22,73,554/- (Rupees Twenty Two Lakhs Seventy Three Thousand Five Hundred and Fifty Four only)

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: November 26, 2025	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary